Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-38878, 333-12117, 333-29759 and 333-55901) pertaining to the Employee Stock Option and Stock Purchase Plans of Highwoods Properties, Inc. of our reports dated December 16, 2005, with respect to the consolidated financial statements and schedules of Highwoods Properties, Inc., Highwoods Properties, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Highwoods Properties, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Raleigh, North Carolina

December 16, 2005